SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (AMENDMENT NO. 5)

                             Rural/Metro Corporation
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    781748108
                                 (CUSIP Number)


                                Mark S. Howells
                        2390 E. Camelback Rd., Suite 315
                                Phoenix, AZ 85016
                                  602-957-2700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 31, 2002
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------                                            -----------------
CUSIP NO. 781748108              SCHEDULE 13D/A                Page 2 of 7 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mark S. Howells
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF [See Item 3 Below]
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     28,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       28,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    464,873
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 781748108              SCHEDULE 13D/A                Page 3 of 7 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce W. Derrick
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF [See Item 3 Below]
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     436,873
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       436,873
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    464,873
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 781748108              SCHEDULE 13D/A                Page 4 of 7 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

     This constitutes amendment No. 5 to the statement on Schedule 13D, dated March 7, 2001, filed by Mark S. Howells and Bruce W. Derrick.

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share (the "Stock") of Rural/Metro Corporation (the "Issuer"), a Delaware corporation, with principal executive offices located at 8401 East Indian School Road, Scottsdale, Arizona, 85251.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being jointly filed by Mark S. Howells and Bruce W. Derrick. Mr. Howells and Mr. Derrick are sometimes collectively referred to herein as the "Reporting Persons".

     (b) The principal business address of Mark S. Howells is 2390 East Camelback Road, Suite 315, Phoenix, Arizona 85016.

          The principal business address of Bruce W. Derrick is 3900 Essex Lane, Suite 550, Houston, Texas 77027.

     (c) Mr. Howells is the President and Chief Executive Officer of M.S. Howells & Company, a financial services company. Mr. Derrick is the President of Derrick Interests, Inc., a real estate and investment company.

     (d) Neither of the Reporting Persons nor, to the best of their knowledge, any of the other persons listed on Schedule 1, during the last five years has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) The Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate amount of funds required by Mr. Howells to purchase the 18,000 shares of Stock owned by him was $35,803. All funds used to purchase the Stock were obtained from the personal funds of Mr. Howells.

     The aggregate amount of funds required by Mr. Derrick to purchase the 436,873 shares of Stock owned by him was $1,285,849. All funds used to purchase the Stock were obtained from the personal funds of Mr. Derrick.

ITEM 4. PURPOSE OF TRANSACTION

     Each of the Reporting Persons independently purchased shares of the Issuer's Stock because they had individually determined that the Stock may present significant opportunities for realization of increased shareholder value. Then, on August 24, 2001, the Reporting Persons along with Ernst Matthijs Hendrik Van der Lee, Ernst-Willem Van der Lee, Nicolass P. Monteban, and Mark J. Rosman agreed to act in concert for the purpose of influencing the business and affairs of the Issuer with the intent of maximizing shareholder value. Recently, on or about May 23, 2002, the Reporting Persons determined that they would no longer be acting on concert with Van der Lee, Van der Lee, Monteban, and Rosman.

-------------------                                            -----------------
CUSIP NO. 781748108              SCHEDULE 13D/A                Page 5 of 7 Pages
-------------------                                            -----------------


In addition, the Reporting Persons shall no longer continue to act in concert for the purpose of influencing the business and affairs of the Issuer with the intent of maximizing shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Based on information included in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2002, there were 15,459,588 shares of Stock outstanding as of May 9, 2002.

     (a) The Reporting Persons, as members of a group, beneficially own 454,873 shares or 2.9% of the Issuer's Stock.

     (b) Mr. Howells has the sole power to vote and to dispose of 18,000 shares of the Issuer's Stock. Mr. Derrick has the sole power to vote and to dispose of 436,873 shares of the Issuer's Stock.

     (c) Except as set forth on Schedule 1 hereto, the Reporting Persons have effected no transactions in the Stock of the Issuer during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Issuer's Stock.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following materials are filed as Exhibits to this Schedule 13D.

     Exhibit 1         Termination of Joint Filing Agreement

-------------------                                            -----------------
CUSIP NO. 781748108              SCHEDULE 13D/A                Page 6 of 7 Pages
-------------------                                            -----------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Mark S. Howells
                                        ----------------------------------------
                                        Mark S. Howells

                                             Date: June 3, 2002


                                        /s/ Bruce W. Derrick
                                        ----------------------------------------
                                        Bruce W. Derrick

                                             Date: June 3, 2002

                                   SCHEDULE 1


All of the  transactions  listed in this Schedule 1 were effected by or for Mark
S. Howells on The Nasdaq Stock Market within sixty days of the date of this filing.

    DATE       NUMBER OF SHARES SOLD       PRICE PER SHARE       TOTAL PROCEEDS
    ----       ---------------------       ---------------       --------------

  4/17/02             7200                        .99                $7094.78
  4/18/02            21000                        .99               $20756.37
  4/19/02            25000                        .99               $24716.25
  4/26/02            10754                       1.37               $14744.70
  4/29/02             6700                       1.33                $8914.42
   5/2/02            38825                       1.38               $53710.83
   5/3/02            11900                       1.37               $16299.50
   5/6/02            17148                       1.38               $23660.52
   5/7/02           105000                       1.6               $167918.39
   5/9/02             7200                       1.75               $12591.81
  5/10/02             4000                       1.63                $6536.80
  5/13/02            18100                       1.78               $32184.03
  5/14/02            14673                       1.78               $26135.51
  5/15/02            50000                       2.14              $106858.78
  5/16/02            11050                       2.29               $25297.25
  5/17/02            19700                       2.39               $47151.45
  5/20/02             8320                       2.40               $19954.36
  5/23/02            55000                       2.37              $130373.57
  5/29/02            18000                       3.30               $59467.80
  5/29/02             1200                       3.28                $3933.72
  5/29/02             3700                       3.30               $12197.72
  5/29/02             3700                       3.30               $12197.72
  5/29/02             4000                       3.30               $13189.40
  5/30/02            14000                       3.94               $55160.33

    DATE     NUMBER OF SHARES BOUGHT       PRICE PER SHARE          TOTAL MONEY
    ----     -----------------------       ---------------          -----------

   5/7/02             5000                     1.5066                $7533.00
  5/20/02             2000                     2.3765                $4753.00
  5/23/02             5000                     2.5066               $12533.00
  5/31/02            10000                     4.5749               $45812.00